Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-122978


       Prospectus Supplement No. 2 To Prospectus Dated February 24, 2005.

                                 950,000 Shares

                              LAS VEGAS SANDS CORP.

                                  Common Stock
                              ____________________

     This is a public offering of common stock of Las Vegas Sands Corp. All of the 950,000 shares are being offered by the selling stockholders identified in this prospectus supplement. We will not receive any proceeds from the sale of common stock sold by the selling stockholders.

     Our common stock is listed on the New York Stock Exchange under the symbol "LVS". The last reported sale price of our common stock on September 13, 2005 was $36.01 per share.

     SEE "RISK FACTORS" ON PAGE 7 OF THE ACCOMPANYING PROSPECTUS TO READ ABOUT RISKS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.
                              ____________________

     NEITHER THE NEVADA STATE GAMING CONTROL BOARD, THE NEVADA GAMING COMMISSION NOR ANY OTHER GAMING REGULATORY AGENCY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR THE INVESTMENT MERITS OF THE SECURITIES OFFERED HEREBY. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ____________________

     Goldman, Sachs & Co. has agreed to purchase the common stock from the selling stockholders at a price of $35.64 per share which will result in $33,858,000 of proceeds to the selling stockholders.

     Goldman, Sachs & Co. may offer the common stock in transactions in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices.

                              ____________________

     Goldman, Sachs & Co. expects to deliver the shares against payment in New York, New York on September 19, 2005.

                              GOLDMAN, SACHS & CO.
                            ________________________

                 Prospectus Supplement dated September 13, 2005.

         This prospectus supplement, dated September 13, 2005 (this "Supplement"), supplements the accompanying prospectus (the "Prospectus") filed as part of our Registration Statement on Form S-8 dated February 24, 2005 (Registration File No. 333-122978) (the "Registration Statement"). This Supplement relates to the resale by certain of our stockholders (collectively, the "Selling Stockholders") of 950,000 shares of common stock, par value $0.001 per share (the "Common Stock"). All capitalized terms used herein which are not otherwise defined have the meaning ascribed to them in the Prospectus.

         This Supplement presents certain information regarding the Selling Stockholders and the method of sale of our Common Stock by the Selling Stockholders as of September 13, 2005. On September 13, 2005, William P. Weidner, Bradley H. Stone and Dan Raviv sold 300,000, 300,000 and 350,000 shares of Common Stock, respectively, to Goldman, Sachs & Co. at a price of $35.64 per share.

         You should read this Supplement in connection with the accompanying Prospectus. This Supplement is qualified by reference to the Prospectus, except to the extent the information in this Supplement supersedes the information contained in the accompanying Prospectus.

                              SELLING STOCKHOLDERS

         The information below supersedes and replaces in its entirety the information set forth in the section entitled "Selling Stockholders" in the accompanying Prospectus except for information set forth in the section entitled "Selling Stockholders -- Material Relationships with Selling Stockholders." This revised information does not add selling stockholders.

         The proceeds from the sale of the common stock offered under this prospectus are solely for the account of the selling stockholders. We will not receive any of the proceeds from any sale of shares by the selling stockholders.

         The following table sets forth, for the selling stockholders as of September 12, 2005 prior to the transactions described below, the number of shares of common stock beneficially owned by each selling stockholder, and the number of shares that may be offered by each selling stockholder using this prospectus. A person is deemed to be a "beneficial owner" of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days.

         We do not know when or in what amounts the selling stockholders may offer shares for sale. The selling stockholders may not sell all or any of the shares offered by this prospectus. Consequently, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of the table below, we have assumed that, after completion of the offering, none of the shares covered by this prospectus as of the date of this prospectus will be held by the selling stockholders. Assuming the sale of all shares offered hereby and the exercise of all options for shares of common stock held by the selling stockholders, each of the selling stockholders will beneficially own zero or less than 1% of our common stock shares outstanding after this offering.

         This prospectus may be amended or supplemented from time to time to add selling stockholders to or delete the names of selling stockholders from the following list or to otherwise amend or supplement the information in the table set forth below.

                 NAME                              TITLE                    NUMBER OF SHARES              NUMBER OF SHARES
                                                                          BENEFICIALLY OWNED           THAT MAY BE OFFERED

William P. Weidner(1)                      President and Chief                     3,597,827                     3,597,827
                                           Operating Officer

Irrevocable Trust of William P. Weidner                                            2,655,007                     2,655,007
Bradley H. Stone(2)                        Executive Vice                          2,160,888                     2,160,888
                                           President
The Stone Crest Trust                                                              1,928,737                     1,928,737
Robert G. Goldstein(3)                     Senior Vice President                   2,126,417                     2,126,417
The Robert and Sheryl Goldstein Trust                                              1,594,351                     1,594,351

The Robert G. Goldstein Grantor                                                      532,066                       532,066
Retained Annuity Trust
Harry D. Miltenberger                      Chief Accounting Office,                   53,207                             0
                                           Vice President-Finance

Richard Heller                             President/General Manager                 830,164                       830,164
                                           of Sands Expo Center

Jack Braman                                Vice President-Information                166,033                       166,033
                                           Systems

Dan Raviv                                  Special Assistant to                      931,115                       931,115
                                           the Chairman of the
                                           Board

_________________

(1) This amount excludes 2,655,007 shares that Mr. Weidner transferred to the Irrevocable Trust of William P. Weidner and over which he has no voting or dispositive control.

(2) This amount excludes 1,928,737 shares that Mr. Stone transferred to The Stone Crest Trust and over which he has no voting or dispositive control.

(3) This amount consists of 1,594,351 shares of our common stock that Mr. Goldstein transferred to The Robert and Sheryl Goldstein Trust and 532,066 shares of our common stock that Mr. Goldstein transferred to The Robert G. Goldstein Grantor Retained Annuity Trust. Mr. Goldstein may be deemed to have beneficial ownership of all such shares.


                                  UNDERWRITING

         We, the Selling Stockholders and Goldman, Sachs & Co. have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, Goldman, Sachs & Co. has agreed to purchase all of the 950,000 shares offered hereby.

         Goldman, Sachs & Co. may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers.

         Goldman, Sachs & Co. proposes to offer the shares of Common Stock from time to time for sale in one or more transactions in the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. In connection with the sale of the shares of Common Stock offered hereby, Goldman, Sachs & Co. may be deemed to have received compensation in the form of underwriting discounts. Goldman, Sachs & Co. may effect such transactions by selling shares of Common Stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from Goldman, Sachs & Co. and/or purchasers of shares of Common Stock for whom they may act as agents or to whom they may sell as principal.

         The Selling Stockholders have agreed with Goldman, Sachs & Co., subject to certain exceptions, not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock (collectively, the "Lock-Up Securities") during the period from the date of this Supplement continuing through and including September 19, 2005 (the "Lock-Up Period"), except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans.

         Notwithstanding the foregoing, the Selling Stockholders may enter into written trading plans established pursuant to Rule 10b5-1 of the Exchange Act of 1934 (the "Exchange Act") during the Lock-Up Period, provided that no direct or indirect offers, sales agreements to offer or sell, solicitations of offers to purchase, swaps, or other disposal of, or transactions in, any Lock-Up Securities may be effected pursuant to such plan during the Lock-Up Period; provided, however, that in any such case, it shall be a condition to entering into any such trading plan that no filing by any party (transferee or transferor) under Section 16(a) of or Regulation 13D-G under the Exchange Act shall be required or shall be made voluntarily in connection with entering into such trading plan.

         In connection with the offering, Goldman, Sachs & Co. may purchase and sell shares of Common Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Goldman, Sachs & Co. of a greater number of shares than it is required to purchase in the offering. Goldman, Sachs & Co. will need to close out any short sale by purchasing shares in the open market. Goldman, Sachs & Co. is likely to create a short position if it is concerned that there may be downward pressure on the price of the Common Stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Common Stock made by Goldman, Sachs & Co. in the open market prior to the completion of the offering.

         Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and may stabilize, maintain or otherwise affect the market price of the Common Stock. As a result, the price of the Common Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on New York Stock Exchange, in the over-the-counter market or otherwise.

         We estimate that our total expenses of the offering will be $180,000. The Selling Stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be $0.

         It is expected that delivery of the shares will be made against payment therefor on or about the date specified in the last paragraph of the cover page of this Supplement, which will be the fourth business day following the date of this Supplement (such settlement code being herein referred to as "T + 4"). Under SEC Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the shares on the date of this Supplement or the next succeeding business day will be required, by virtue of the fact that the shares will settle T + 4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the shares who wish to trade the shares on the date of this Supplement or the next succeeding business day should consult their own advisor.

         We and the Selling Stockholders have agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act of 1933.

         Goldman, Sachs & Co. and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Goldman, Sachs & Co. acted as an initial purchaser of the 6.375% senior notes that we issued in February 2005. Goldman, Sachs & Co. also acted as an underwriter in connection with our initial public offering in December 2004. Finally, an affiliate of Goldman, Sachs & Co. is a lender under our subsidiary's credit facility.

                             INCORPORATED DOCUMENTS

         The Commission allows us to "incorporate by reference" information into this Supplement and the accompanying Prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this Supplement and the accompanying Prospectus, except for any information superseded by information in this Supplement. The following documents filed with the Commission are incorporated herein by reference:


         1.    Our Annual Report on Form 10-K for the year ended December 31,
2004;

         2. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005;


         3. Our Current Reports on Form 8-K filed on January 4, 2005, February 1, 2005 (with respect to the Item 8.01 information only), February 3, 2005, February 8, 2005, February 15, 2005, February 23, 2005, March 4, 2005,
March 10, 2005 and April 4, 2005; and


         4. The description of the common stock set forth in our Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on December 8, 2004, and any amendment or report filed for the purpose of updating any such description.


         In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (other than Current Reports on Form 8-K under Item 2.02 or Item 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01)) prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Supplement and the accompanying Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Supplement and the accompanying Prospectus.

         The documents listed in the preceding two paragraphs supersede and replace the documents listed in the accompanying Prospectus under the heading "Incorporated Documents".

                                   PROSPECTUS

                        16,809,014 SHARES OF COMMON STOCK
                            OF LAS VEGAS SANDS CORP.

         This prospectus is being used for the offering and sale from time to time by the selling stockholders identified in this prospectus of up to an aggregate of 16,809,014 shares of the common stock of Las Vegas Sands Corp. that have been issued under stock options previously granted under our 1997 Fixed Stock Option Plan (the "1997 Plan").

         The selling stockholders, or their pledgees, donees, transferees or other successors-in-interest, may offer the common stock through public or private transactions, at prevailing market prices or at privately negotiated prices, including in satisfaction of certain existing contractual obligations. The selling stockholders will receive all of the net proceeds from the sale of the shares. Each selling stockholder will bear the costs, expenses and fees in connection with the registration of the shares offered hereby on its behalf. We will not receive any proceeds from the sale of the shares. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders.

         In connection with the Company's initial public offering, all of the selling stockholders (other than one non-executive employee), holding 15,877,899 shares of common stock have agreed not to dispose of or hedge any of their shares of common stock until June 12, 2005, subject to certain limited exceptions, except with the prior consent of the lead underwriters.

         The common stock is traded on the New York Stock Exchange under the symbol "LVS." On February 22, 2005, the last reported sale price of the common stock, as reported on the New York Stock Exchange, was $47.62 per share.

                            ________________________

INVESTING IN THE COMMON STOCK INVOLVES SIGNIFICANT RISKS. FOR MORE INFORMATION, PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                            ________________________

NEITHER THE NEVADA STATE GAMING CONTROL BOARD, THE NEVADA GAMING COMMISSION NOR ANY OTHER GAMING REGULATORY AGENCY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR THE INVESTMENT MERITS OF THE SECURITIES OFFERED HEREBY. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is February 24, 2005

                                TABLE OF CONTENTS
AVAILABLE INFORMATION                                                          4
INCORPORATED DOCUMENTS                                                         4
THE COMPANY                                                                    5
RISK FACTORS                                                                   6
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS                             28
SELLING STOCKHOLDERS                                                          29
PLAN OF DISTRIBUTION                                                          32
LEGAL MATTERS                                                                 35
EXPERTS                                                                       35

                              AVAILABLE INFORMATION

         We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the Commission. The address of this website is "HTTP://WWW.SEC.GOV." In addition, you may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.

         A copy of any document incorporated by reference in this registration statement of which this prospectus forms a part but which is not delivered with this prospectus will be provided by us without charge to any person to whom this prospectus has been delivered upon the oral or written request of that person. Requests should be directed to the attention of the Secretary, Las Vegas Sands Corp., 3355 Las Vegas Boulevard South, Las Vegas, Nevada 89109. Our telephone number at that location is (702) 414-1000.

         You should rely on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. The common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                             INCORPORATED DOCUMENTS

         The Commission allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus.

         The following documents filed with the Commission are incorporated herein by reference:

         1. Our Registration Statement on Form S-1 (Registration No. 333-118827) filed with the Commission on September 3, 2004, as amended on each of October 22, 2004, November 22, 2004, November 24, 2004, December 8, 2004 and December 10, 2004 (the "S-1 REGISTRATION STATEMENT");

         2. The description of the common stock set forth in our Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on December 8, 2004, and any amendment or report filed for the purpose of updating any such description;

         3.       Form 8-K filed with the Commission on December 20, 2004;

         4.       Form 8-K filed with the Commission on December 21, 2004;

         5.       Form 8-K filed with the Commission on January 4, 2005;

         6.       Form 8-K filed with the Commission on February 1, 2005;

         7.       Form 8-K filed with the Commission on February 3, 2005;

         8.       Form 8-K filed with the Commission on February 8, 2005;

         9.       Form 8-K filed with the Commission on February 15, 2005; and

         10.      Form 8-K filed with the Commission on February 23, 2005.

         In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

                                   THE COMPANY

         Except as the context otherwise requires, references in this prospectus to "we," "our" or "us" are to Las Vegas Sands Corp. and its consolidated subsidiaries.

OVERVIEW

         We own and operate:

         o the Venetian Casino Resort in Las Vegas, Nevada, which is a facility consisting of 4,027 suites, a gaming facility of approximately 116,000 square feet and the Congress Center, a meeting and conference facility;

         o the Sands Expo and Convention Center in Las Vegas, Nevada, a convention and trade show facility which we refer to as the Sands Expo Center; and

         o the Sands Macao Casino in Macau, China, which is a Las Vegas-style casino offering approximately 328 table games and approximately 670 slot machines or similar electronic gaming devices, numerous restaurants, and luxurious VIP suites and gaming room facilities.

We are also in the process of developing two additional casino resorts:

         o the Palazzo Casino Resort in Las Vegas, Nevada, which will be adjacent to and connected with the Venetian Casino Resort and consist of an all-suites 50-floor luxury hotel tower with approximately 3,025 rooms, a gaming facility of approximately 105,000 square feet, an enclosed shopping, dining and entertainment complex of approximately 400,000 square feet, which we refer to as the Phase II mall, and additional meeting and conference space of approximately 450,000 square feet; and

         o the Macao Venetian Casino Resort in Macau, China, which is expected to include approximately 3,000 suites (with 1,500 suites fully completed at opening and another 1,500 suites to be completed at a future date depending upon market conditions and demand), 546,000 square feet of gaming facilities, 1.0 million square feet of gross retail space and 1.8 million square feet of meeting and convention facilities.

         Located within the Venetian Casino Resort are The Grand Canal Shoppes, an approximately 440,000 square foot shopping, dining and entertainment space that we sold to General Growth Properties, or GGP. We have also entered into certain agreements to develop gaming properties in the United Kingdom and are exploring other gaming entertainment opportunities in Asia, Europe and the United States. We have also entered into an agreement with Bethworks Now, LLC under which we will, subject to our obtaining a slot machine license, jointly own and develop a property in Pennsylvania for use as a casino complex and, potentially, a hotel with meeting rooms and retail, restaurant, movie theater, office and other commercial uses.

         We were incorporated in Nevada in August 2004. Our principal executive office is located at 3355 Las Vegas Boulevard South, Las Vegas, Nevada 89109. Our telephone number at that address is (702) 414-1000. Our website address is WWW.LASVEGASSANDS.COM. The information on our website is not part of this prospectus.

                                  RISK FACTORS

         AN INVESTMENT IN OUR COMMON STOCK INVOLVES RISKS. YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING INFORMATION ABOUT THESE RISKS, TOGETHER WITH THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE BUYING SHARES OF OUR COMMON STOCK. ANY OF THE RISK FACTORS WE DESCRIBE BELOW COULD ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS. THE MARKET PRICE OF OUR COMMON STOCK COULD DECLINE IF ONE OR MORE OF THESE RISKS AND UNCERTAINTIES DEVELOP INTO ACTUAL EVENTS. YOU MAY LOSE ALL OR PART OF THE MONEY YOU PAY TO BUY OUR COMMON STOCK. SOME OF THE STATEMENTS IN "RISK FACTORS" ARE FORWARD-LOOKING STATEMENTS. FOR MORE INFORMATION ABOUT FORWARD-LOOKING STATEMENTS, PLEASE SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS."

RISKS RELATED TO OUR BUSINESS

OUR BUSINESS IS PARTICULARLY SENSITIVE TO REDUCTIONS IN DISCRETIONARY CONSUMER SPENDING AS A RESULT OF DOWNTURNS IN THE ECONOMY.

         Consumer demand for hotel casino resorts, trade shows and conventions and for the type of luxury amenities we offer is particularly sensitive to downturns in the economy. Changes in consumer preferences or discretionary consumer spending brought about by factors such as fears of war, future acts of terrorism, general economic conditions, disposable consumer income, fears of recession and changes in consumer confidence in the economy could reduce customer demand for the luxury products and leisure services we offer, thus imposing practical limits on pricing and harming our operations.


OUR BUSINESS IS SENSITIVE TO THE WILLINGNESS OF OUR CUSTOMERS TO TRAVEL. ACTS OF TERRORISM AND DEVELOPMENTS IN THE CONFLICT IN IRAQ COULD CAUSE SEVERE DISRUPTIONS IN AIR TRAVEL THAT REDUCE THE NUMBER OF VISITORS TO OUR FACILITIES, RESULTING IN A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS.

         We are dependent on the willingness of our customers to travel. A substantial number of our customers for the Venetian Casino Resort use air travel to come to Las Vegas. On September 11, 2001, acts of terrorism occurred in New York City, Pennsylvania and Washington, D.C. As a result of these terrorist acts, domestic and international travel was severely disrupted, which resulted in temporarily decreased customer visitation to Las Vegas, including to the Venetian Casino Resort and the Sands Expo Center. In addition, developments in the conflict in Iraq could have a similar effect on domestic and international travel. Most of our customers travel to reach either the Venetian Casino Resort or the Sands Macao. Only a small amount of our business is generated by local residents. Management cannot predict the extent to which disruptions in air travel as a result of any further terrorist act, outbreak of hostilities or escalation of war would adversely affect our financial condition, results of operations or cash flows.


AN OUTBREAK OF SEVERE ACUTE RESPIRATORY SYNDROME OR OTHER HIGHLY INFECTIOUS DISEASE COULD ADVERSELY AFFECT THE NUMBER OF VISITORS TO OUR FACILITIES AND DISRUPT OUR OPERATIONS, RESULTING IN A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS.

         In 2003, Taiwan, China, Hong Kong, Singapore and certain other regions experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome. As a result of the outbreak, there was a decrease in travel to and from, and economic activity in, affected regions, including Macau. If an outbreak recurs or if an outbreak of another highly infectious disease occurs, it may adversely affect the number of visitors to the Sands Macao, the Venetian Casino Resort or the Sands Expo Center and our business and prospects. Furthermore, an outbreak might disrupt our ability to adequately staff our business and could generally disrupt our operations. If any of our customers or employees is suspected of having contracted severe acute respiratory syndrome or such other disease, we may be required to quarantine such customers or employees or the affected areas of our facilities and temporarily suspend part or all of our operations at affected facilities. Any new outbreak of severe acute respiratory syndrome or other infectious diseases could have a material adverse effect on our financial condition, results of operations and cash flows.

THERE ARE SIGNIFICANT RISKS ASSOCIATED WITH OUR PLANNED CONSTRUCTION PROJECTS, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS OR CASH FLOWS FROM THESE PLANNED FACILITIES.

         Our ongoing and future construction projects, such as the Palazzo Casino Resort and the Macao Venetian Casino Resort, entail significant risks. Construction activity requires us to obtain qualified contractors and subcontractors, the availability of which may be uncertain. Construction projects are subject to cost overruns and delays caused by events not within our control or, in certain cases, our contractors' control, such as shortages of materials or skilled labor, unforeseen engineering, environmental and /or geological problems, work stoppages, weather interference, unanticipated cost increases and unavailability of construction materials or equipment. Construction, equipment or staffing problems or difficulties in obtaining any of the requisite materials, licenses, permits, allocations and authorizations from governmental or regulatory authorities could increase the total cost, delay, jeopardize or prevent the construction or opening of such projects or otherwise affect the design and features of the Palazzo Casino Resort and the Macao Venetian Casino Resort or other projects.

         We have not entered into a fixed-price or guaranteed maximum price contract with a construction manager or general contractor for the construction of the Palazzo Casino Resort and do not expect to do so for the Macao Venetian Casino Resort. As a result, we will rely heavily on our in-house development and construction team to manage construction costs and coordinate the work of the various trade contractors. The lack of any fixed-price contract with a construction manager or general contractor will put more of the risk of cost-overruns on us. If we are unable to manage costs or we are unable to raise additional capital required to complete the Palazzo Casino Resort or the Macao Venetian Casino Resort, we may not be able to open or complete these projects, which may have an adverse impact on our business and prospects for growth.

         The anticipated costs and completion date for the Palazzo Casino Resort are based on a budget, design, development and construction documents and schedule estimates that we have prepared with the assistance of architects and are subject to change as the design, development and construction documents are finalized and more actual construction work is performed. The completion date for the Macao Venetian Casino Resort is management's current estimate based on the development work done to date. A failure to complete the Palazzo Casino Resort or the Macao Venetian Casino Resort on budget or on schedule may adversely affect our financial condition, results of operations or cash flows. Also see "--Risks Associated with Our International Operations--We are required to make substantial additional investments in Macau and build and open the Macao Venetian Casino Resort by June 2006 and a convention center by December 2006. If we do not do so, we may lose our right to continue to operate the Sands Macao or any other facilities developed under the subconcession."

         We currently have no financing commitments for the Macao Venetian Casino Resort. In addition, the debt agreements into which Las Vegas Sands, Inc., our operating subsidiary, and its subsidiaries have entered to fund the construction of the Palazzo Casino Resort contain significant conditions that must be satisfied in order for Las Vegas Sands, Inc. and its subsidiaries to be able to use the proceeds available under these facilities, including:

         o using the remaining proceeds from the sale of The Grand Canal Shoppes and cash on hand in an aggregate amount of $552.0 million for construction costs before any borrowings under Las Vegas Sands, Inc.'s $1.620 billion amended and restated senior secured credit facility are used for construction costs, and a cash equity investment of approximately $25.0 million before any borrowings under a $250.0 million construction loan entered into to finance the construction of the Phase II mall are used;

         o having sufficient funds available so that construction costs of the Palazzo Casino Resort are "in balance" for purposes of the debt instruments;

         o obtaining various consents and other agreements from third parties, including trade contractors; and

         o        other customary conditions.

         The failure to obtain the necessary financing, or satisfy these funding conditions, could adversely affect our ability to construct the Palazzo Casino Resort or the Macao Venetian Casino Resort.


BECAUSE WE ARE CURRENTLY DEPENDENT UPON THREE PROPERTIES IN TWO MARKETS FOR ALL OF OUR CASH FLOW, WE WILL BE SUBJECT TO GREATER RISKS THAN A GAMING COMPANY WITH MORE OPERATING PROPERTIES OR THAT OPERATES IN MORE MARKETS.

         We currently do not have material assets or operations other than the Venetian Casino Resort, the Sands Expo Center and the Sands Macao. As a result, we will be entirely dependent upon these properties for all of our cash flow until we develop other properties.

         Given that our operations are currently conducted at one property location in Las Vegas and one property location in Macau and that a large portion of our planned future development is in Las Vegas and Macau, we will be subject to greater degrees of risk than a gaming company with more operating properties in more markets. The risks to which we will have a greater degree of exposure include the following: o local economic and competitive conditions;

         o inaccessibility due to inclement weather, road construction or closure of primary access routes;

         o decline in air passenger traffic due to higher ticket costs or fears concerning air travel;

         o changes in local and state governmental laws and regulations, including gaming laws and regulations;

         o natural and other disasters, including the risk of typhoons in the South China region or outbreaks of infectious diseases;

         o an increase in the cost of electrical power for the Venetian Casino Resort/Sands Expo Center complex as a result of, among other things, power shortages in California or other western states with which Nevada shares a single regional power grid;

         o        a decline in the number of visitors to Las Vegas or Macau; and

         o a decrease in gaming and non-gaming activities at the Venetian Casino Resort and the Sands Macao.

OUR SUBSTANTIAL DEBT COULD IMPAIR OUR FINANCIAL CONDITION.

         We are highly leveraged and have substantial debt service obligations. As of September 30, 2004, on a pro forma basis after giving effect to the refinancing transactions we consummated on February 22, 2005 and assuming all term borrowings under Las Vegas Sands, Inc.'s amended and restated senior secured credit facility and the $250.0 million Phase II mall construction loan had been fully drawn, we would have had approximately $1.953 billion of indebtedness outstanding. We would have also had $390.0 million of available borrowings under the $450.0 million revolving credit facility of Las Vegas Sands, Inc.'s amended and restated senior secured credit facility. We expect our Macau subsidiaries will incur additional substantial indebtedness to construct various projects in Macau, including the Macao Venetian Casino Resort.

         This substantial indebtedness could have important consequences to us. For example, it could:

         o        make it more difficult for us to satisfy our debt obligations;

         o increase our vulnerability to general adverse economic and industry conditions;

         o impair our ability to obtain additional financing in the future for working capital needs, capital expenditures, development projects, acquisitions or general corporate purposes;

         o require us to dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our debt, which would reduce the funds available for our operations;

         o limit our flexibility in planning for, or reacting to, changes in the business and the industry in which we operate;

         o place us at a competitive disadvantage compared to our competitors that have less debt; and

         o subject us to higher interest expense in the event of increases in interest rates to the extent a portion of our debt is and will continue to be at variable rates of interest.


THE TERMS OF OUR DEBT INSTRUMENTS MAY RESTRICT OUR CURRENT AND FUTURE OPERATIONS, PARTICULARLY OUR ABILITY TO FINANCE ADDITIONAL GROWTH, RESPOND TO CHANGES OR TAKE SOME ACTIONS.

         Our current debt instruments, including Las Vegas Sands, Inc.'s amended and restated senior secured credit facility, contain, and any future debt instruments likely would contain, a number of restrictive covenants that impose significant operating and financial restrictions on us or our subsidiaries. Our current debt instruments, including Las Vegas Sands, Inc.'s amended and restated senior secured credit facility, include covenants restricting, among other things, Las Vegas Sands, Inc.'s ability to:

         o incur additional debt, including guarantees or credit support, beyond the current outstanding indebtedness of Las Vegas Sands, Inc. and the indebtedness of Las Vegas Sands, Inc. expected to be incurred in connection with the construction of the Palazzo Casino Resort;

         o incur liens securing indebtedness beyond the current outstanding indebtedness of Las Vegas Sands, Inc. and the indebtedness of Las Vegas Sands, Inc. expected to be incurred in connection with the construction of the Palazzo Casino Resort;

         o        dispose of assets;

         o        make certain acquisitions;

         o pay dividends or make distributions and make other restricted payments, such as purchasing equity interests, repurchasing junior indebtedness or making investments in third parties;

         o        enter into sale and leaseback transactions;

         o        engage in any new businesses;

         o        issue preferred stock; and

         o enter into transactions with our stockholders and our affiliates.

         Las Vegas Sands, Inc.'s amended and restated senior secured credit facility also includes financial covenants, including requirements that Las Vegas Sands, Inc. satisfy:

         o        a minimum consolidated net worth test;

         o        a maximum consolidated capital expenditure test;

         o        a minimum consolidated interest coverage ratio; and

         o        a maximum consolidated leverage ratio.

         In addition, our other debt and future debt or other contracts could contain financial or other covenants more restrictive than those applicable to the above instruments.


OUR INSURANCE COVERAGE MAY NOT BE ADEQUATE TO COVER ALL POSSIBLE LOSSES THAT THE VENETIAN CASINO RESORT, THE SANDS EXPO CENTER OR THE SANDS MACAO COULD SUFFER. IN ADDITION, OUR INSURANCE COSTS MAY INCREASE AND WE MAY NOT BE ABLE TO OBTAIN THE SAME INSURANCE COVERAGE IN THE FUTURE.

         We currently own and operate the Venetian Casino Resort and the Sands Expo Center in Las Vegas, Nevada, and the Sands Macao in Macau, China. Although we have all-risk property insurance for each such property covering damage caused by a casualty loss (such as fire and natural disasters), each such policy has certain exclusions. In addition, our property insurance coverage for the Venetian Casino Resort and the Sands Expo Center is in an amount that is significantly less than the expected replacement cost of rebuilding the complex if there was a total loss. Our level of insurance coverage for the Venetian Casino Resort and the Sands Expo Center may not be adequate to cover all losses in the event of a major casualty. In addition, certain casualty events, such as labor strikes, nuclear events, acts of war, loss of income due to cancellation of room reservations or conventions due to fear of terrorism, deterioration or corrosion, insect or animal damage and pollution, might not be covered at all under our policies. Therefore, certain acts could expose us to heavy, uninsured losses.

         In addition, although we currently have certain insurance coverage for occurrences of terrorist acts with respect to the Venetian Casino Resort, the Sands Expo Center and the Sands Macao and certain losses that could result from these acts, our terrorism coverage is subject to the same risks and deficiencies as those described above for our all risk property coverage. The lack of sufficient insurance for these types of acts could expose us to heavy losses in the event that any damages occur, directly or indirectly, as a result of terrorist attacks, which could have a significant negative impact on our operations.

         In addition to the damage caused to our property by a casualty loss (such as fire, natural disasters, acts of war or terrorism), we may suffer disruption of our business as a result of these events or be subject to claims by third parties injured or harmed. While we carry business interruption insurance and general liability insurance, such insurance may not be adequate to cover all losses in such event.

         We renew our insurance policies on an annual basis. The cost of coverage may become so high that we may need to further reduce our policy limits or agree to certain exclusions from our coverage. Among other factors, it is possible that the situation in Iraq, homeland security concerns, other catastrophic events or any change in the current U.S. statutory requirement that insurance carriers offer coverage for certain acts of terrorism could materially adversely affect available insurance coverage and result in increased premiums on available coverage (which may cause us to elect to reduce our policy limits) and additional exclusions from coverage. Among other potential future adverse changes, in the future we may elect to not, or may not be able to, obtain any coverage for losses due to acts of terrorism.

         Our debt instruments and other material agreements require us to maintain a certain minimum level of insurance. Failure to satisfy these requirements could result in an event of default under our debt instruments. Also see "--Risks Associated with Our International Operations--The Macau government can terminate our subconcession under certain circumstances without compensation to us, which could have a material adverse effect on our operations and financial condition."


WE DEPEND ON THE CONTINUED SERVICES OF KEY MANAGERS AND EMPLOYEES. IF WE DO NOT RETAIN OUR KEY PERSONNEL OR ATTRACT AND RETAIN OTHER HIGHLY SKILLED EMPLOYEES, OUR BUSINESS WILL SUFFER.

         Our ability to maintain our competitive position is dependent to a large degree on the services of our senior management team, including Mr. Adelson. Each of Mr. Adelson, William Weidner, Bradley Stone, Robert Goldstein and Scott Henry have entered into employment agreements. However, we cannot assure you that any of these individuals will remain with us. We currently do not have a life insurance policy on any of the members of the senior management team. The death or loss of the services of any of our senior managers or the inability to attract and retain additional senior management personnel could have a material adverse effect on our business.


WE ARE CONTROLLED BY A PRINCIPAL STOCKHOLDER WHOSE INTEREST IN OUR BUSINESS MAY BE DIFFERENT THAN YOURS.

         Mr. Adelson and trusts for the benefit of Mr. Adelson and his family members beneficially own approximately 86.8% of our outstanding common stock. Accordingly, Mr. Adelson exercises significant influence over our business policies and affairs, including the composition of our board of directors and any action requiring the approval of our stockholders, including the adoption of amendments to our articles of incorporation and the approval of a merger or sale of substantially all of our assets. The concentration of ownership may also delay, defer or even prevent a change in control of our company and may make some transactions more difficult or impossible without the support of Mr. Adelson. Because Mr. Adelson owns more than 50% of the voting power of our company, we are considered a controlled company in connection with the New York Stock Exchange listing standards. As such, the New York Stock Exchange corporate governance requirements that our board of directors and our compensation committee be independent do not apply to us. As a result, the ability of our independent directors to influence our business policies and affairs may be reduced. The interests of Mr. Adelson may conflict with your interests.


WE ARE A PARENT COMPANY AND OUR ONLY MATERIAL SOURCE OF CASH IS AND WILL BE DISTRIBUTIONS FROM OUR SUBSIDIARIES.

         We are a parent company with limited business operations of our own. Our only significant asset is the capital stock of our subsidiaries. We conduct most of our business operations through our direct and indirect subsidiaries. Accordingly, our only material sources of cash are dividends and distributions with respect to our ownership interests in our subsidiaries that are derived from the earnings and cash flow generated by our operating properties. Our subsidiaries might not generate sufficient earnings and cash flow to pay dividends or distributions in the future. In addition, our subsidiaries' debt instruments and other agreements limit or prohibit certain payment of dividends or other distributions to us.

WE ARE CURRENTLY IN THE DEVELOPMENT STAGE OF SEVERAL PROJECTS THAT ARE SUBJECT TO A VARIETY OF CONTINGENCIES THAT MAY ULTIMATELY PREVENT THE REALIZATION OF SUCH PLANS.

         We have several new projects in development, including building and operating the Macao Venetian Casino Resort and a collection of Las Vegas-style casino and showroom facilities under leases with third parties along the Cotai Strip, exploring opportunities for casino gaming operations into certain other domestic and foreign jurisdictions, including the United Kingdom, Singapore, Japan and Thailand and certain other foreign jurisdictions, developing an Internet gaming site and participating in a joint venture to develop a gaming and retail complex in Bethlehem, Pennsylvania. In a number of jurisdictions, such as the United Kingdom, Singapore and Japan, current laws do not permit casino gaming of the type we propose to develop. These projects are subject to a number of contingencies, including, but not limited to, adverse developments in applicable legislation, our inability to reach satisfactory, final agreements with necessary third parties or meet the conditions provided for thereunder, and our inability to raise sufficient financing to fund such projects. In addition, luxury casino resort projects require substantial amounts of capital. As a result, our various plans for the development of our operations may not ultimately be realized as currently planned, or at all. Even if we are successful in launching any of these ventures, we cannot assure you that any of these projects would be successful, or that their operations would not have a material adverse effect on our financial position, results of operations or cash flows.

RISKS ASSOCIATED WITH OUR LAS VEGAS OPERATIONS

WE FACE SIGNIFICANT COMPETITION IN LAS VEGAS WHICH COULD MATERIALLY ADVERSELY AFFECT OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS OR CASH FLOWS. SOME OF OUR COMPETITORS HAVE SUBSTANTIALLY GREATER RESOURCES AND ACCESS TO CAPITAL THAN WE HAVE. IN ADDITION, ANY SIGNIFICANT DOWNTURN IN THE TRADE SHOW AND CONVENTION BUSINESS WOULD SIGNIFICANTLY AND ADVERSELY AFFECT OUR MID-WEEK OCCUPANCY RATES AND BUSINESS.

         The hotel, resort and casino business in Las Vegas is highly competitive. The Venetian Casino Resort competes with a large number of major hotel-casinos and a number of smaller casinos located on and near Las Vegas Boulevard, or the Strip, and in and near Las Vegas. Competitors of the Venetian Casino Resort include major resorts on the Strip, such as the Wynn Las Vegas Resort, which is currently under construction, the Bellagio, the Mandalay Bay Resort & Casino and Paris Las Vegas. Management expects increased competition from the 2,700-room Wynn Las Vegas Resort, one block north of the Venetian Casino Resort once it opens. Wynn Resorts Ltd. has recently announced plans to add a second hotel tower at Wynn Las Vegas which is expected to include 1,500 suites and additional casino, retail and convention space. The new project is tentatively called Encore at Wynn Las Vegas and is expected to open in 2007. Caesars expects its approximately 1,000 hotel room addition which was announced in 2003, to be completed in the second half of 2005. In December 2004, the new 928-room Bellagio spa tower opened. In addition, a renovation and rebranding of the approximately 2,600-room Aladdin has been announced. The Aladdin opened in August 2000 and later filed for bankruptcy. We also compete, to some extent, with other hotel-casino facilities in Nevada and in Atlantic City, as well as hotel-casinos and other resort facilities and vacation destinations elsewhere in the United States and around the world. Many of our competitors are subsidiaries or divisions of large public companies and may have greater financial and other resources than we have. In particular, the proposed acquisition of Mandalay Resort Group, the operator of the Mandalay Bay Resort & Casino, by MGM Mirage, the operator of the MGM Grand Hotel and Casino, the Mirage and Treasure Island Hotel and Casino which is expected to be completed in the first quarter of 2005, and the proposed acquisition of Caesar's Entertainment Inc. by Harrah's Entertainment are expected to result in the creation of the world's two largest gaming companies. Additionally, MGM Mirage has recently announced plans to develop and build a multi-billion dollar urban complex consisting of hotels and condominium towers, currently known as Project CityCenter. The first phase of Project CityCenter, which will include a hotel and casino complex, three "boutique" hotels and retail, dining and entertainment venues, is expected to open in 2010.

         According to the Las Vegas Convention and Visitors Authority, there were approximately 130,482 hotel and motel rooms in Las Vegas as of December 31, 2003. Various competitors on the Strip have announced several expansions and renovations of existing facilities. If demand for hotel rooms does not keep up with the increase in the number of hotel rooms, competitive pressures may cause reductions in average room rates. In addition, several of our competitors have announced or completed the construction of all-suites products, including an approximately 1,100 room all-suites tower at the Mandalay Bay Resort & Casino which was completed in December 2003.

         We also compete with legalized gaming from casinos located on Native American tribal lands. Native American tribes in California are permitted to operate casinos with video gaming machines, black jack and house-banked card games. The governor of California has entered into compacts with numerous tribes in California and has recently announced the execution of a number of new compacts with no limits on the number of gaming machines, which was limited under the prior compacts. The federal government has approved numerous compacts in California and casino-style gaming is now legal on those tribal lands. While the competitive impact on our operations in Las Vegas from the continued growth of Native American gaming establishments in California remains uncertain, the proliferation of gaming in California and other areas located near the Venetian Casino Resort could have an adverse effect on our results of operations.

         In addition, certain states have legalized, and others may legalize, casino gaming in specific areas, including metropolitan areas from which we traditionally attract customers, such as New York, Los Angeles, San Francisco and Boston. In October 2001, the New York legislature approved a bill for expanded casino gaming on Native American reservations and video lottery terminals at certain race tracks. In 2003 and 2004, Maine and Pennsylvania, respectively, approved legislation legalizing slot machines or similar electronic gaming devices at certain locations, although such legislation has not been implemented yet. A number of states have permitted or are considering permitting gaming at "racinos," on Native American reservations and through expansion of state lotteries. The current global trend toward liberalization of gaming restrictions and resulting proliferation of gaming venues could result in a decrease in the number of visitors to our Las Vegas facilities by attracting customers close to home and away from Las Vegas, which could adversely affect our financial condition, results of operations or cash flows.

         As a result of the large number of trade shows and conventions held in Las Vegas, the Sands Expo Center and the Congress Center provide recurring demand for mid-week room nights for business travelers who attend these events. The attendance level at the trade shows and conventions that we host contribute to our higher-than-average mid-week occupancy rates. The Sands Expo Center and Congress Center presently compete with other large convention centers, including convention centers in other cities. Competition will be increasing for the Congress Center and the Sands Expo Center as a result of certain planned additional convention and meeting facilities as well as the enhancement or expansion of existing convention and meeting facilities in Las Vegas. With the expansion of their facilities, the Las Vegas Convention Center, an approximately
3.2 million square foot convention and exhibition space facility, and the Mandalay Bay Convention Center, an approximately 1.8 million square foot convention center opened in 2003, will continue to be major competitors of the Sands Expo Center and will be able to solely host many large trade shows which had previously split space between the Las Vegas Convention Center and the Sands Expo Center. The Las Vegas Convention Center has also announced a major upgrade of its facilities. Because large convention and trade shows are often booked more than one year in advance, the competition from new or expanded facilities may not yet be fully realized. Moreover, management anticipates increased competition from the MGM Grand Hotel and Casino and the Mirage, which have significant conference and meeting facilities. Also, cities such as Boston, Orlando and Pittsburgh are in the process of developing, or have announced plans to develop, convention centers and other meeting, trade and exhibition facilities that may materially adversely affect us. To the extent that these competitors are able to capture a substantially larger portion of the trade show and convention business, there could be a material adverse impact on our financial position, results of operations or cash flows.

THE LOSS OF OUR GAMING LICENSE OR OUR FAILURE TO COMPLY WITH THE EXTENSIVE REGULATIONS THAT GOVERN OUR OPERATIONS COULD HAVE AN ADVERSE EFFECT ON OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS OR CASH FLOWS.

         Our gaming operations and the ownership of our securities are subject to extensive regulation by the Nevada Gaming Commission, the Nevada State Gaming Control Board and the Clark County Liquor and Gaming Licensing Board. These gaming authorities have broad authority with respect to licensing and registration of our business entities and individuals investing in or otherwise involved with us.

         Although we currently are registered with, and Las Vegas Sands, Inc. currently holds gaming licenses issued by, the Nevada gaming authorities, these authorities may, among other things, revoke the gaming license of any corporate entity or the registration of a registered corporation or any entity registered as a holding company of a corporate licensee for violations of gaming regulations.

         In addition, the Nevada gaming authorities may, under certain conditions, revoke the license or finding of suitability of any officer, director, controlling person, stockholder, noteholder or key employee of a licensed or registered entity. If our gaming licenses were revoked for any reason, the Nevada gaming authorities could require the closing of the casino, which would have a material adverse effect on our business. In addition, compliance costs associated with gaming laws, regulations or licenses are significant. Any change in the laws, regulations or licenses applicable to our business or gaming licenses could require us to make substantial expenditures or could otherwise have a material adverse effect on our operations.

         The Nevada State Gaming Control Board investigates or reviews the records of gaming companies for compliance with gaming regulations as part of its regular oversight functions. Las Vegas Sands, Inc. has been investigated for thirteen violations, which resulted in a penalty of $663,000 and regulatory investigation costs of $337,000 being assessed by and paid to the Nevada gaming authorities during March 2004. The violations included a drawing for prizes in Chinese New Year celebrations where an executive pre-selected the grand prize winners, a few instances of non-compliance with procedures governing promotional disbursements before June 2001, two instances of improper handling of imported wine, a few instances of non-compliance with procedures governing voiding of credit instruments during the period shortly after the opening of the Venetian Casino Resort, inadequate training and reporting of a cash payment at a branch office, a prohibited sports wager by an employee and the failure to prevent a credit scheme including nine patrons, which resulted in unpaid credit obligations.


CERTAIN BENEFICIAL OWNERS OF OUR VOTING SECURITIES MAY BE REQUIRED TO FILE AN APPLICATION WITH AND BE INVESTIGATED BY THE NEVADA GAMING AUTHORITIES, AND THE NEVADA GAMING COMMISSION MAY RESTRICT THE ABILITY OF A BENEFICIAL OWNER TO RECEIVE ANY BENEFIT FROM OUR VOTING SECURITIES AND MAY REQUIRE THE DISPOSITION OF SHARES OF OUR VOTING SECURITIES, IF A BENEFICIAL OWNER IS FOUND TO BE UNSUITABLE.

         Any person who acquires beneficial ownership of more than 10% of our voting securities will be required mandatorily to apply to the Nevada Gaming Commission for a finding of suitability within 30 days after the Chairman of the Nevada State Gaming Control Board mails a written notice requiring such filing. Under certain circumstances, an "institutional investor" as defined under the regulations of the Nevada Gaming Commission, which acquires beneficial ownership of more than 10% but not more than 15% of our voting securities, may apply to the Nevada Gaming Commission for a waiver of such finding of suitability requirement if such institutional investor holds our voting securities only for investment purposes. In addition, any beneficial owner of our voting securities, regardless of the number of shares beneficially owned, may be required at the discretion of the Nevada Gaming Commission to file an application for a finding of suitability as such. In either case, a finding of suitability is comparable to licensing and the applicant must pay all costs of investigation incurred by such Nevada gaming authorities in conducting such investigation.

         Any person who fails or refuses to apply for a finding of suitability as a beneficial owner of our voting securities within 30 days after being ordered to do so by the Nevada gaming authorities may be found to be unsuitable. Any person found to be unsuitable by the Nevada Gaming Commission to be a beneficial owner of our voting securities and who continues to hold, directly or indirectly, beneficial ownership of our voting securities beyond such period of time as may be prescribed by the Nevada Gaming Commission may be guilty of a criminal offense. We will be subject to disciplinary action if, after we receive notice that a person is unsuitable to be a beneficial owner of our voting securities or to have any other relationship with us, we:

         o pay that person any dividend or interest upon our voting securities;

         o allow that person to exercise, directly or indirectly, any voting right conferred through our voting securities held by that person;

         o pay that person any remuneration in any form for services rendered or otherwise; or

         o fail to pursue all lawful efforts to require that person to relinquish our voting securities for cash at fair market value.


WE ARE INVOLVED IN A LAWSUIT WITH THE CONSTRUCTION MANAGER REGARDING THE ORIGINAL CONSTRUCTION OF THE VENETIAN CASINO RESORT, WHICH COULD HAVE AN ADVERSE IMPACT ON OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS OR CASH FLOWS.

         The original construction of the principal components of the Venetian Casino Resort was undertaken by Lehrer McGovern Bovis, Inc. as construction manager under a construction management agreement. The construction management agreement established a guaranteed maximum price of $645.0 million, subject to various exceptions, and a required substantial completion date for the Venetian Casino Resort of April 21, 1999. In July 1999, we filed a lawsuit in federal court against the construction manager for the Venetian Casino Resort, the guarantor of the construction manager's obligations and various other parties for breach of contract and breach of guaranty, including failure to pay trade contractors and vendors and failure to meet the April 21, 1999 substantial completion date for the Venetian Casino Resort. We sought total damages in excess of $100.0 million. In response, the construction manager filed a complaint against us in state court alleging, among other things, breach of contract, a claim for the value of the services performed and fraud on the construction manager in connection with the construction of the Venetian Casino Resort. The construction manager sought compensatory damages, attorneys' fees, costs and punitive damages and claimed that it is owed approximately $90.0 million from us. Commencing in March 2000, we and the construction manager engaged in arbitration proceedings ordered by the federal court to determine the cost and schedule impact of any changes in the scope of services of the construction manager under the construction management contract.

         In connection with these disputes, the construction manager and its subcontractors filed mechanics liens against the Venetian Casino Resort for approximately $145.6 million and $182.2 million, respectively. We then purchased surety bonds for all of the claims underlying these liens, other than approximately $15.0 million of claims with respect to which the construction manager purchased bonds. As a result, there can be no foreclosure of the Venetian Casino Resort in connection with the claims of the construction manager and its subcontractors. However, we will be required to pay or immediately reimburse the bonding company if, and to the extent that, the underlying claims are judicially determined to be valid.

         On June 3, 2003, an approximate nine-month trial was concluded in the state court action when a jury returned a verdict, which awarded the construction manager approximately $44.0 million in additional costs under the construction management contract and awarded us approximately $2.0 million in damages for defective and incomplete work performed by the construction manager. The verdict also returned a defense verdict in our favor on the construction manager's fraud claim, and denied the construction manager's claim for punitive damages. The verdict did not address pre-judgment interest and reimbursement of attorneys' costs, that are being sought from the state court by both parties. Notwithstanding the entry of judgment in the state court action, we have continued to pursue certain claims in the arbitration proceedings. Based on the recent judgment in the state court action and the remaining open items in the arbitration proceedings, we estimate that our range of loss in this matter is from zero (or a gain if all remaining matters are determined in our favor and considering the existing accrual of approximately $7.2 million for unpaid construction costs) to approximately $70.0 million (see below) if we were to lose all remaining arbitration matters and related pending actions and appeals that counsel has advised are possible of loss, and that are not already included in the state court action. Such range of loss is before attorney costs and interest, which have not yet been considered by the state court. The construction manager has asked the state court to award $19.0 million in prejudgment interest, $11.0 million in costs and $10.0 million in attorneys' fees. We are disputing these amounts as to both entitlement and amount. Substantially all of our attorneys' fees and costs related to the defense and prosecution of claims arising out of the construction management agreement incurred since June 28, 2000 are being paid by an insurance company under a special insurance policy obtained to mitigate our losses. We incurred approximately $2.2 million in attorneys' fees related to the construction litigation prior to June 28, 2000 that are not covered by insurance.

         The range of loss is possibly as high as $70.0 million (the original verdict of $42.0 million plus $28.0 million, representing all remaining indemnity claims and arbitration matters), plus attorneys' fees, any uncovered claims under the insurance policy described below and interest. While the state court's orders denying our post trial motions could be viewed as increasing the possibility that we will be exposed to loss in this litigation, there are appellate issues that we intend to pursue and ongoing arbitration proceedings that we believe will impact the amount of loss and /or any award to which we may be entitled.

         There are two ways the state court judgment may change before it can be executed on by the construction manager. First, most of our credit claims under the contract were ordered to arbitration. We have already obtained interim credit awards of $3.0 million in arbitration related to work that was required by the contract and never completed by the construction manager. In addition, we have claims of over $25.0 million which will be submitted to arbitration within the next 12 months. The largest of these credit claims, in the amount of over $12.0 million, relates to payments due from the construction manager for workers' compensation and general liability insurance provided to the construction manager and trade contractors by us under the owner controlled insurance program. The other credit claims principally relate to defective and incomplete work which was completed by us after the construction manager stopped performing on the project. If we are successful in proving our remaining credit claims, the arbitration credit awards, in total, could offset up to $28.0 million of the verdict.

         It is likely that certain elements of the verdict will be preempted because they are duplicative of items ordered to arbitration by federal court before the state court jury trial began. For example, the jury verdict includes an award of over $8.0 million for trade contractor overtime incurred by the construction manager. The arbitrator has found that the construction manager is entitled to an award of zero dollars for these exact same overtime claims. It is our position that the arbitration awards should be substituted for the portions of the verdict which overlap. In a March 30, 2004 hearing, the state court judge acknowledged that the verdict and the judgment on the verdict will need to be adjusted after the completion of the arbitrations.

         Because of the possibility of offsetting credits that may be awarded in arbitration and the elimination of duplicative claims through the substitution of arbitration awards for the verdict, no single amount within the range of any loss can be reasonably determined as an estimated loss. If there is a loss, such loss could be material to our results of operations in the period that the estimate is recorded. We have purchased a special insurance policy to mitigate our losses above $45.0 million from this litigation.

THE CONSTRUCTION AND OPERATION OF THE PALAZZO CASINO RESORT COULD HAVE AN ADVERSE EFFECT ON THE VENETIAN CASINO RESORT.

         We have commenced construction on the Palazzo Casino Resort, which will consist of a hotel, casino, restaurant, dining and entertainment complex, and meeting and conference center space on an approximately 15-acre site adjacent to the Venetian Casino Resort. Although we intend to construct the Palazzo Casino Resort with minimal impact on the Venetian Casino Resort, we cannot guarantee that the construction will not disrupt the operations of the Venetian Casino Resort or that it will be implemented as planned. Therefore, the construction of the Palazzo Casino Resort may adversely impact the businesses, operations and revenues of the Venetian Casino Resort. We also cannot assure you that the Palazzo Casino Resort will be as financially successful as the Venetian Casino Resort. If demand for the additional hotel rooms at the Palazzo Casino Resort is not strong, the lack of demand may adversely affect the occupancy rates and room rates realized by us. In addition, because the business concept for the Palazzo Casino Resort is very similar to that of the Venetian Casino Resort, there may not be enough demand to fill the combined hotel room capacity of the Palazzo Casino Resort and the Venetian Casino Resort.

OUR FAILURE TO SUBSTANTIALLY COMPLETE CONSTRUCTION OF THE PHASE II MALL BY AN AGREED-UPON DEADLINE WILL RESULT IN OUR HAVING TO PAY SUBSTANTIAL LIQUIDATED DAMAGES AND CAUSE AN EVENT OF DEFAULT UNDER OUR DEBT INSTRUMENTS.

         Under our agreement with GGP, we have agreed to substantially complete construction of the Phase II mall before the earlier of 36 months after the date on which sufficient permits are received to begin construction of the Phase II mall and March 1, 2008. These dates may be extended due to force majeure or certain other delays. In the event that we do not substantially complete construction of the Phase II mall on or before the earlier of these two dates (as such dates may be extended as described in the preceding sentence), we must pay liquidated damages of $5,000 per day, for up to six months, until substantial completion (increasing to $10,000, for up to the next six months, per day if substantial completion does not occur by the end of six months after the completion deadline). If substantial completion has not occurred on or before one year after the deadline, we will be required to pay total liquidated damages in the amount of $100.0 million. In addition, failure to substantially complete construction of the Phase II mall before the agreed-upon deadline would constitute an event of default under Las Vegas Sands, Inc.'s amended and restated senior secured credit facility and related disbursement agreement.


IF WE ARE UNABLE TO MAINTAIN AN ACCEPTABLE WORKING RELATIONSHIP WITH GGP AND/OR IF GGP BREACHES ANY OF ITS MATERIAL AGREEMENTS WITH US, THERE COULD BE A MATERIAL ADVERSE EFFECT ON OUR OPERATIONS AND FINANCIAL CONDITION.

         We have entered into agreements with GGP under which, among other things:

         o        GGP has agreed to purchase the Phase II mall from us;

         o GGP has agreed to operate The Grand Canal Shoppes subject to and in accordance with the cooperation agreement;

         o leases for the Phase II mall, a joint opening date of the Phase II mall and the Palazzo Casino Resort and certain aspects of the design of the Phase II mall must be jointly approved by us and GGP; and

         o we lease from GGP certain office space and space located within The Grand Canal Shoppes in which we operate the C2K Showroom, the canal and the gondola retail store.

         Each of the above-described agreements with GGP could be adversely affected, in ways that could have a material adverse effect on our operations and financial condition, if we do not maintain an acceptable working relationship with GGP. For example:

         o if we are unable to agree with GGP on leases for the Phase II mall, the purchase price we will ultimately be paid for the Phase II mall could be substantially reduced, and there would, at least for a certain period of time, be an empty or partially empty mall within the Palazzo Casino Resort;

         o the success of the opening of the Palazzo Casino Resort may be adversely affected if there is not an agreed-upon joint opening date for the Palazzo Casino Resort and the Phase II mall;

         o completion of the construction of the Phase II mall would be delayed during any period of time that we are not in agreement with GGP as to certain design elements of the Phase II mall; and

         o the cooperation agreement requires that the owner of the Phase II mall and the owner of the Palazzo Casino Resort cooperate in various ways and take various joint actions, which will be more difficult to accomplish, especially in a cost-effective manner, if the parties do not have an acceptable working relationship.

         There could be similar material adverse consequences to us if GGP breaches any of its agreements to us, such as its agreement to purchase the Phase II mall from us, its agreement under the cooperation agreement to operate The Grand Canal Shoppes consistent with the standards of first-class restaurant and retail complexes and the overall Venetian theme, and its various obligations as our landlord under the leases described above. Although the various agreements with GGP do provide us with various remedies in the event of any breaches by GGP and also include various dispute-resolution procedures and mechanisms, these remedies, procedures and mechanisms may be inadequate to prevent a material adverse effect on our operations and financial condition if breaches by GGP occur or if we do not maintain an acceptable working relationship with GGP.


WE EXTEND CREDIT TO A LARGE PORTION OF OUR CUSTOMERS, AND WE MAY NOT BE ABLE TO COLLECT GAMING RECEIVABLES FROM OUR CREDIT PLAYERS.

         We conduct our gaming activities on a credit basis as well as a cash basis. This credit is unsecured. Table games players typically are extended more credit than slot players, and high-stakes players typically are extended more credit than patrons who tend to wager lower amounts. High-end gaming is more volatile than other forms of gaming, and variances in win-loss results attributable to high-end gaming may have a positive or negative impact on cash flow and earnings in a particular quarter.

         We extend credit to those customers whose level of play and financial resources warrant, in the opinion of management, an extension of credit. Generally our table games drop is approximately 59% from credit-based guest wagering. The default rate on credit extended to our table gaming customers was approximately 1.5% of the total amount of credit for the three years ended December 31, 2003. Certain individual gaming receivables range as high as $10.0 million for a single player and could have a significant impact on our operating results if deemed uncollectible.

         While gaming debts evidenced by a credit instrument, including what is commonly referred to as a "marker," and judgments on gaming debts are enforceable under the current laws of Nevada, and Nevada judgments on gaming debts are enforceable in all states under the Full Faith and Credit Clause of the U.S. Constitution, other jurisdictions may determine that enforcement of gaming debts is against public policy. Although courts of some foreign nations will enforce gaming debts directly and the assets in the United States of foreign debtors may be reached to satisfy a judgment, judgments on gaming debts from U.S. courts are not binding on the courts of many foreign nations. We cannot assure you that we will be able to collect the full amount of gaming debts owed to us, even in jurisdictions that enforce gaming debts. Our inability to collect gaming debts could have a material adverse impact on our operating results.

RISKS ASSOCIATED WITH OUR INTERNATIONAL OPERATIONS

CONDUCTING BUSINESS IN MACAU HAS CERTAIN POLITICAL AND ECONOMIC RISKS WHICH MAY AFFECT THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF OUR ASIAN OPERATIONS.

         We currently own and operate a casino in Macau and are developing and plan to operate one or more hotels, additional casinos and convention centers in Macau, including the Macao Venetian Casino Resort. Accordingly, our business development plans, results of operations and financial condition may be materially and adversely affected by significant political, social and economic developments in Macau and throughout the rest of China and by changes in policies of the government or changes in laws and regulations or the interpretations thereof. Our operations in Macau are also exposed to the risk of changes in laws and policies that govern operations of Macau-based companies. Tax laws and regulations may also be subject to amendment or different interpretation and implementation, thereby adversely affecting our profitability after tax. Further, the variable portion of the premium we pay under our subconcession is subject to renegotiation in 2005 and the percentage of our gross gaming revenues that we must contribute annually to the Macau authorities is subject to change in 2010. These changes may have a material adverse effect on our results of operations and financial condition.

         As we expect a significant number of consumers to come to the Sands Macao and the Macao Venetian Casino Resort from China, general economic conditions and policies in China could have a significant impact on our financial prospects. Any slowdown in economic growth or reversal of China's current policies of liberalizing restrictions on travel and currency movements could adversely impact the number of visitors from China to our Macau properties as well as the amounts they are willing to spend in the casino.

         Current Macau laws and regulations concerning gaming and gaming concessions are, for the most part, fairly recent and there is little precedent on the interpretation of these laws and regulations. We believe that our organizational structure and operations are in compliance with all applicable laws and regulations of Macau. However, these laws and regulations are complex and a court or an administrative or regulatory body may in the future render an interpretation of these laws and regulations, or issue regulations, that differ from our interpretation, which could have a material adverse effect on our results of operations or financial condition.

         In addition, our activities in Macau are subject to administrative review and approval by various agencies of the Macau government. We cannot assure you that we will be able to obtain all necessary approvals, which may materially affect our long-term business strategy and operations. Macau law permits redress to the courts with respect to administrative actions. However, such redress is largely untested in relation to gaming issues.


WE ARE REQUIRED TO MAKE SUBSTANTIAL ADDITIONAL INVESTMENTS IN MACAU AND BUILD AND OPEN THE MACAO VENETIAN CASINO RESORT BY JUNE 2006 AND A CONVENTION CENTER BY DECEMBER 2006. IF WE DO NOT DO SO, WE MAY LOSE OUR RIGHT TO CONTINUE TO OPERATE THE SANDS MACAO OR ANY OTHER FACILITIES DEVELOPED UNDER THE SUBCONCESSION.

         Under our subconcession agreement, we are obligated to develop and open the Macao Venetian Casino Resort by June 2006 and a convention center by December 2006 and invest, or cause to be invested, at least 4.4 billion patacas (approximately $567.2 million at exchange rates in effect on September 30, 2004) in various development projects in Macau by December 2009. The construction and development costs of the Sands Macao will be applied to the fulfillment of this total investment obligation. After applying all of the current estimated construction and development costs of the Sands Macao towards fulfilling our investment obligations under our subconcession, our remaining investment obligations under our subconcession will be approximately 2.34 billion patacas (approximately $302.2 million at exchange rates in effect on September 30, 2004).

         We expect that the construction and development costs of the Macao Venetian Casino Resort and additional capital improvements of the Sands Macao will satisfy the remainder of this obligation, including our obligation to build a convention center. The construction and development of the Macao Venetian Casino Resort will require significant additional debt and/or equity financing. The ability of Las Vegas Sands, Inc. to incur additional debt or to make investments in the entity constructing the Macao Venetian Casino Resort is limited under the terms of its debt instruments and may prevent us from fulfilling our remaining investment obligations. See "--The terms of our debt instruments may restrict our current and future operations, particularly our ability to finance additional growth, respond to changes or take some actions." In addition, we may not be able to obtain such additional debt or equity financing on commercially reasonable terms or at all. The Macau government has the right, after consultation with Galaxy Casino Company Limited (which we refer to as Galaxy), to unilaterally terminate our subconcession without compensation to us if we fail to invest 4.4 billion patacas in Macau by December 2009.

         We are currently scheduled to open the Macao Venetian Casino Resort in the first quarter of 2007. Construction of the Macao Venetian Casino Resort is subject to significant development and construction risks, including construction, equipment and staffing problems or delays and difficulties in obtaining required materials, licenses, permits and authorizations from governmental regulatory authorities, not all of which have been obtained. Construction projects are subject to cost overruns and delays caused by events not within our control or, in certain cases, our contractors' control, such as shortages of materials or skilled labor, unforeseen engineering, environmental and/or geological problems, work stoppages, weather interference, unanticipated cost increases and unavailability of construction materials or equipment. The planning, development and construction of a hotel casino resort is difficult and time consuming. As a result, we cannot assure you that we will be able to complete the development of the Macao Venetian Casino Resort on schedule. See "--Risks Related to Our Business--There are significant risks associated with our planned construction projects, which could adversely affect our financial condition, results of operations or cash flows from these planned facilities."

         We are required under our subconcession to complete the Macao Venetian Casino Resort by June 2006. Although we believe that we will be able to obtain an extension of the June 2006 deadline under our subconcession for the completion of this project, the Macau government has the right, after consultation with Galaxy, to unilaterally terminate our subconcession to operate the Sands Macao or any of our other casino operations in Macau, without compensation to us, if we fail to develop and open the Macao Venetian Casino Resort by June 2006 and are not successful in obtaining an extension of this deadline. The loss of our subconcession would prohibit us from conducting gaming operations in Macau, which could have a material adverse effect on our results of operations and financial condition.


THE MACAU GOVERNMENT CAN TERMINATE OUR SUBCONCESSION UNDER CERTAIN CIRCUMSTANCES WITHOUT COMPENSATION TO US, WHICH WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATIONS AND FINANCIAL CONDITION.

         The Macau government has the right, after consultation with Galaxy, to unilaterally terminate our subconcession in the event of serious non-compliance by Venetian Macau S.A. with its basic obligations under the subconcession and applicable Macau laws. The following reasons for termination are included in the subconcession:

         o the operation of gaming without permission or operation of business which does not fall within the business scope of the subconcession;

         o suspension of operations of our gaming business in Macau without reasonable grounds for more than seven consecutive days or more than 14 non-consecutive days within one calendar year;

         o unauthorized transfer of all or part of our gaming operations in Macau;

         o failure to pay taxes, premiums, levies or other amounts payable to the Macau government;

         o failure to resume operations following the temporary assumption of operations by the Macau government;

         o repeated failure to comply with decisions of the Macau government;

         o failure to provide or supplement the guarantee deposit or the guarantees specified in the subconcession within the prescribed period;

         o        bankruptcy or insolvency by Venetian Macau S.A.;

         o        fraudulent activity by Venetian Macau S.A.;

         o serious and repeated violation by Venetian Macau S.A. of the applicable rules for carrying out casino games of chance or games of other forms or the operation of casino games of chance or games of other forms;

         o the grant to any other person of any managing power over Venetian Macau S.A.; or

         o failure by a controlling shareholder in Venetian Macau S.A. to dispose of its interest in Venetian Macau S.A. following notice from the gaming authorities of another jurisdiction in which such controlling shareholder is licensed to operate casino games of chance to the effect that such controlling shareholder can no longer own shares in Venetian Macau S.A.


         These events could lead to the termination of our subconcession without compensation to us regardless of whether they occurred with respect to us or with respect to our affiliates who will operate our Macau properties. Upon such termination, all of our casino gaming operations and related equipment in Macau would be automatically transferred to the Macau government without compensation to us and we would cease to generate any revenues from these operations. In many of these instances, the subconcession agreement does not provide a specific cure period within which any such events may be cured and, instead, we would be relying on consultations and negotiations with the Macau government to give us an opportunity to remedy any such default. In addition, the subconcession agreement contains various general covenants and obligations and other provisions, the determination as to compliance with which is subjective. We cannot assure you that we will perform such covenants in a way that satisfies the requirements of the Macau government and, accordingly, we will be dependent on our continuing communications and good faith negotiations with the Macau government to ensure that we are performing our obligations under the subconcession in a manner that would avoid a default thereunder.

         Our subconcession also allows the Macau government to request various changes in the plans and specifications of our Macau properties and to make various other decisions and determinations that may be binding on us. For example, the Macau government has the right to require that additional capital be contributed to our Macau subsidiaries or that we provide certain deposits or other guarantees of performance in any amount determined by the Macau government to be necessary. Our Macau subsidiary, Venetian Macau S.A., is limited in its ability to raise additional capital by its existing debt agreements and the need to first obtain the approval of the Macau gaming and governmental authorities before raising certain debt or equity. As a result, we cannot assure you that we will be able to comply with these requirements or any other requirements of the Macau government or with the other requirements and obligations imposed by our subconcession. In addition, the subconcession agreement provides that the annual fees which we pay to keep our subconcession in effect will be renegotiated at the third year of the subconcession. We cannot assure you that we will be able to reach an acceptable agreement regarding such fees with the Macau government or that the renegotiated fees will not be in an amount that materially and adversely affects our financial condition.

         Furthermore, pursuant to the subconcession agreement, we are obligated to comply not only with the terms of that agreement, but also with laws and regulations that the Macau government might promulgate in the future. We cannot assure you that we will be able to comply with any such order or that any such order would not adversely affect our ability to construct or operate our Macau properties. If any disagreement arises between us and the Macau government regarding the interpretation of, or our compliance with, a provision of the subconcession agreement, we will be relying on the consultation process with the applicable Macau governmental agency described above. During any such consultation, however, we will be obligated to comply with the terms of the subconcession agreement as interpreted by the Macau government.

         Our failure to comply with the subconcession in a manner satisfactory to the Macau government could result in the termination of the subconcession. Under our subconcession, we would not be compensated if the Macau government decided to terminate the subconcession because of our failure to perform. The loss of our subconcession would prohibit us from conducting gaming operations in Macau, which could have a material adverse effect on our operations and financial condition.


WE WILL STOP GENERATING ANY REVENUES FROM OUR MACAU GAMING OPERATIONS IF WE CANNOT SECURE AN EXTENSION OF OUR SUBCONCESSION IN 2022 OR IF THE MACAU GOVERNMENT EXERCISES ITS REDEMPTION RIGHT IN 2017.

         Our subconcession agreement expires on June 26, 2022. Unless our subconcession is extended, on that date, all of our casino operations and related equipment in Macau will be automatically transferred to the Macau government without compensation to us and we will cease to generate any revenues from these operations. Beginning on December 26, 2017, the Macau government may redeem the subconcession agreement by providing us at least one year prior notice. In the event the Macau government exercises this redemption right, we are entitled to fair compensation or indemnity. The amount of such compensation or indemnity will be determined based on the amount of revenue generated during the tax year prior to the redemption. We cannot assure you that we will be able to renew or extend our subconcession agreement on terms favorable to us or at all. We also cannot assure you that if our subconcession is redeemed, the compensation paid will be adequate to compensate us for the loss of future revenues.


OUR MACAU OPERATIONS FACE INTENSE COMPETITION, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS OR CASH FLOWS.

         The hotel, resort and casino businesses are highly competitive. Our Macau operations currently compete with approximately 16 smaller casinos located in Macau. In addition, we expect competition to increase in the near future from local and foreign casino operators. Sociedade de Jogos de Macau ("SJM"), which currently operates 15 of these 16 other gaming facilities in Macau, had a commitment to invest at least 4.7 billion patacas (approximately $606 million at exchange rates in effect on September 30, 2004) in gaming, entertainment and related projects in Macau by December 2004. These projects include the upgrade of the Lisboa Hotel, Macau's largest hotel with approximately 1,000 rooms, the development of a multimillion dollar Fisherman's Wharf entertainment complex and a potential new casino hotel project. According to press reports, the managing director of SJM, Stanley Ho, has entered into an agreement with Publishing and Broadcasting Ltd., Australia's biggest casino owner, under which Publishing and Broadcasting Ltd. will own a minority stake in Mr. Ho's Park Hyatt hotel and casino development in Macau. In addition, MGM Mirage has recently announced that it has entered into a joint venture agreement with Mr. Ho's daughter, Pansy Ho Chiu-king, to develop, build and operate a major hotel-casino resort in Macau, subject to entering into a subconcession with SJM and obtaining the approval of the Macau government.

         In addition, a subsidiary of our competitor, Wynn Resorts, Ltd., a Las Vegas casino operation headed by Steve Wynn, has also received a concession from the Macau government, which requires it to construct and operate one or more casino gaming properties in Macau, including a full-service casino resort by the end of 2006, and to invest at least 4.0 billion patacas (approximately $516 million at exchange rates in effect on September 30, 2004) in Macau-related projects by June 27, 2009. Wynn Resorts, Ltd. has recently begun construction of a facility that would be comprised of an approximately 580-room hotel, a casino and other non-gaming amenities with a total estimated cost of $705.0 million as reported in its public filings. SJM and Wynn Resorts, Ltd. compete directly with our Macau operations.

         Under its concession, Galaxy is also obligated to invest 4.4 billion patacas (approximately $567.2 million at exchange rates in effect on September 30, 2004) in development projects in Macau by June 2012. Galaxy recently opened a small casino in Macau.

         We will also compete to some extent with casinos located elsewhere in Asia, such as Malaysia's Genting Highlands, as well as gaming venues in Australia, New Zealand and elsewhere in the world, including Las Vegas. In addition, certain countries have legalized and others may in the future legalize casino gaming, including Hong Kong, Singapore, Japan, Taiwan and Thailand. We also expect competition from cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. The proliferation of gaming venues in Southeast Asia could significantly and adversely affect our financial condition, results of operations or cash flows.


THE MACAU GOVERNMENT COULD GRANT ADDITIONAL RIGHTS TO CONDUCT GAMING IN THE FUTURE, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS.

         We hold a subconcession under one of only three gaming concessions authorized by the Macau government to operate casinos in Macau, and the Macau government is precluded from granting any additional gaming concessions until 2009. However, we cannot assure you that the laws will not change and permit the Macau government to grant additional gaming concessions before 2009. MGM Mirage has indicated that its joint venture will be seeking a subconcession under SJM's existing concession. If the Macau government were to allow additional competitors to operate in Macau through the grant of additional concessions or subconcessions, we would face additional competition, which could have a material adverse effect on our financial condition and results of operations.


OUR BUSINESS COULD BE ADVERSELY AFFECTED BY THE LIMITATIONS OF THE PATACA EXCHANGE MARKETS AND RESTRICTIONS ON THE EXPORT OF THE RENMINBI.

         Our revenues in Macau are denominated in patacas, the legal currency of Macau, and Hong Kong dollars. Although currently permitted, we cannot assure you that patacas will continue to be freely exchangeable into U.S. dollars. Also, because the currency market for patacas is relatively small and undeveloped, our ability to convert large amounts of patacas into U.S. dollars over a relatively short period may be limited. As a result, we may experience difficulty in converting patacas into U.S. dollars.

         We are currently prohibited from accepting wagers in renminbi, the currency of China. There are currently restrictions on the export of the renminbi outside of mainland China, including to Macau. Restrictions on the export of the renminbi may impede the flow of gaming customers from China to Macau, inhibit the growth of gaming in Macau and negatively impact our gaming operations.

         The Macau pataca is pegged to the Hong Kong dollar. Certain Asian countries have publicly asserted their desire to eliminate the peg of the Hong Kong dollar and the Chinese renminbi to the U.S. dollar. As a result, we cannot assure you that the Hong Kong dollar, the Chinese renminbi and the Macau pataca will continue to be pegged to the U.S. dollar, which may result in severe fluctuations in the exchange rate for these currencies. We also cannot assure you that the current peg rate for these currencies will remain at the same level. Any change in such peg rate could have a material adverse effect on our ability to make payments on certain of our debt instruments. We do not currently hedge for foreign currency risk.

CERTAIN GAMING LAWS APPLY TO OUR PLANNED GAMING ACTIVITIES AND ASSOCIATIONS IN OTHER JURISDICTIONS WHERE WE OPERATE OR PLAN TO OPERATE.

         Certain Nevada gaming laws also apply to our gaming activities and associations in jurisdictions outside the state of Nevada. We are required to comply with certain reporting requirements concerning our proposed gaming activities and associations occurring outside the state of Nevada, including Macau, Alderney and other jurisdictions. We will also be subject to disciplinary action by the Nevada Gaming Commission if we:

         o knowingly violate any laws of the foreign jurisdiction pertaining to the foreign gaming operation;

         o fail to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations;

         o engage in any activity or enter into any association that is unsuitable for us because it poses an unreasonable threat to the control of gaming in Nevada, reflects or tends to reflect discredit or disrepute upon the State of Nevada or gaming in Nevada, or is contrary to the gaming policies of Nevada;

         o engage in any activity or enter into any association that interferes with the ability of the State of Nevada to collect gaming taxes and fees; or

         o employ, contract with or associate with any person in the foreign gaming operation who has been denied a license or a finding of suitability in Nevada on the ground of personal unsuitability, or who has been found guilty of cheating at gambling.


         In addition, if the Nevada State Gaming Control Board determines that one of our actual or intended activities or associations in a foreign gaming operation may violate one or more of the foregoing, we can be required by it to file an application with the Nevada Gaming Commission for a finding of suitability of such activity or association. If the Nevada Gaming Commission finds that the activity or association in the foreign gaming operation is unsuitable or prohibited, we will either be required to terminate the activity or association, or will be prohibited from undertaking the activity or association. Consequently, should the Nevada Gaming Commission find that our gaming activities or associations in Macau, Alderney or certain other jurisdictions where we operate are unsuitable, we may be prohibited from undertaking our planned gaming activities or associations in those jurisdictions.

         The Macau gaming authorities exercise similar powers for purposes of assessing suitability in relation to our activities in jurisdictions outside of Macau.

MACAU IS SUSCEPTIBLE TO SEVERE TYPHOONS THAT MAY DISRUPT OPERATIONS.

         Macau is susceptible to severe typhoons. Macau consists of a peninsula and two islands off the coast of mainland China. On some occasions, typhoons have caused a considerable amount of damage to Macau's infrastructure and economy. In the event of a major typhoon or other natural disaster in Macau, our business may be severely disrupted and our results of operations could be adversely affected. Although we own insurance coverage with respect to these events, we cannot assure you that our coverage will be sufficient to fully indemnify us against all direct and indirect costs, including loss of business, that could result from substantial damage to, or partial or complete destruction of, our Macau properties or other damages to the infrastructure or economy of Macau.

RISKS RELATED TO OWNERSHIP OF OUR COMMON STOCK

OUR STOCK PRICE MAY BE VOLATILE AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

         The market price of our common stock could fluctuate significantly, in which case you may not be able to resell your shares at or above the offering price. The market price of our common stock may fluctuate based on a number of factors in addition to those listed in this prospectus, including:

         o our operating performance and the performance of our competitors and other similar companies;

         o the public's reaction to our press releases, our other public announcements and our filings with the SEC;

         o changes in earnings estimates or recommendations by research analysts who track our common stock or the stocks of other companies in our industry;

         o        changes in general economic conditions;

         o        the number of shares publicly traded;

         o actions of our current stockholders, including sales of common stock by our directors and executive officers;

         o the arrival or departure of key personnel or personal matters affecting our principal stockholder;

         o acquisitions, strategic alliances or joint ventures involving us or our competitors; and

         o other developments affecting us, our industry or our competitors.


         In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our common stock. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company or its performance, and these fluctuations could materially reduce our stock price.

OUR ARTICLES OF INCORPORATION AND BY-LAWS CONTAIN PROVISIONS THAT MAY DISCOURAGE A TAKEOVER ATTEMPT. NEVADA LAW ALSO IMPOSES, AND OTHER JURISDICTIONS MAY IMPOSE, BARRIERS TO ACQUIRING A CONTROLLING INTEREST IN OUR SHARES.

         Provisions contained in our amended and restated articles of incorporation and by-laws could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our amended and restated articles of incorporation and by-laws impose various procedural and other requirements which could make it more difficult for stockholders to affect some corporate actions. For example, our articles of incorporation authorize our board to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. Thus our board can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. These rights may have the effect of delaying or deterring a change of control of our company. In addition, a change of control of our company may be delayed or deferred as a result of our having three classes of directors. Nevada law provides that, in certain circumstances, a stockholder who acquires a controlling interest in a corporation, defined statutorily as any acquisition that causes such stockholder's interest to exceed any of a (1)/5, (1)/3 or (1)/2 interest in a corporation, has no voting rights in the shares acquired that caused the stockholder to exceed any such threshold, unless:

         o the corporation's other stockholders, by majority vote, grant voting rights to such shares; or

         o the corporation's articles of incorporation or by-laws in effect on the tenth day following such acquisition of shares exempt the corporation from the relevant Nevada law provisions.

         In addition, under Nevada law, any change of control of our company must also be approved by the Nevada gaming authorities. Other jurisdictions may have similar requirements. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

FUTURE SALES OF SHARES COULD DEPRESS OUR STOCK PRICE.

         Sales of a substantial number of shares of our common stock, or the perception that a large number of shares will be sold, could depress the market price of our common stock. Following the expiration of the initial public offering "lock-up" period on June 12, 2005 subject to specified exceptions and extensions, holders of approximately 250,283,616 shares of common stock will be entitled to dispose of their shares, although the shares of common stock held by our affiliates will continue to be subject to the volume and other restrictions of Rule 144 under the Securities Act. Another 76,496,123 shares will be available for sale at various times after the expiration of the initial public offering lock-up agreement and the applicable holding period under Rule 144 under the Securities Act. In addition, Goldman, Sachs & Co., the lead underwriter of our initial public offering, may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to the lock-up.

         The holders of approximately 325,848,624 shares of our common stock have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. By exercising their registration rights and selling a large number of shares, these stockholders could cause the price of our common stock to decline.

WE DO NOT EXPECT TO PAY CASH DIVIDENDS.

         We do not expect to pay cash dividends on our common stock in the foreseeable future. Our board of directors will determine whether to pay dividends in the future based on conditions then existing, including our earnings, financial condition and capital requirements, as well as economic and other conditions our board may deem relevant. Our ability to declare and pay dividends on our common stock is subject to the requirements of Nevada law. We are a parent company, dependent upon the operations of our subsidiaries for cash. The terms of our subsidiaries' debt and other agreements restrict the ability of our subsidiaries to dividend funds up to us. We intend to retain earnings to finance operations and the expansion of our business. Therefore, unless and until we pay cash dividends on our common stock, any gains from your investment in our common stock must come from an increase in its market price. See "--Risks Related to Our Business--

We are a parent company and our only material source of cash is and will be distributions from our subsidiaries."

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus includes "forward-looking statements," as defined by federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Such forward-looking statements include the discussions of the business strategies of our company and expectations concerning future operations, margins, profitability, liquidity, and capital resources. In addition, in certain portions of this prospectus, the words: "anticipates", "believes", "estimates", "seeks", "expects", "plans", "intends" and similar expressions, as they relate to our company or its management, are intended to identify forward-looking statements. Although we believe that such forward-looking statements are reasonable, we cannot assure you that any forward-looking statements will prove to be correct. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risks associated with:

         o entering into new development and construction and new ventures, including the Palazzo Casino Resort and the Macao Venetian Casino Resort;

         o increased competition and other planned construction in Las Vegas, including the opening of the Wynn Las Vegas Resort on the site of the former Desert Inn and upcoming increases in hotel rooms, meeting and convention space and retail space;

         o increased competition and other planned construction projects in Macau, including from SJM, MGM Mirage, Wynn Resorts, Ltd. and Galaxy;

         o the completion of infrastructure projects in Las Vegas and Macau;

         o government regulation of the casino industry, including gaming license approvals and regulation in foreign jurisdictions, the legalization of gaming in certain domestic jurisdictions, including Native American reservations, and regulation of gaming on the Internet;

         o passage of new legislation and receipt of governmental approvals for our proposed developments on the Cotai Strip, in the United Kingdom and other jurisdictions where we are planning to operate;

         o leverage and debt service (including sensitivity to fluctuations in interest rates and other capital markets trends);

         o uncertainty of tourist behavior related to spending and vacationing at casino resorts in Las Vegas and Macau;

         o disruptions or reductions in travel due to conflicts with Iraq and any future terrorist incidents;

         o outbreaks of infectious diseases, such as severe acute respiratory syndrome, in our market areas;

         o        new taxes or changes to existing tax rates;

         o fluctuations in occupancy rates and average daily room rates in Las Vegas or Macau;

         o        demand for all-suites rooms;

         o the popularity of Las Vegas as a convention and trade show destination;

         o insurance risks, including the risk that we have not obtained sufficient coverage against acts of terrorism or will only be able to obtain additional coverage at significantly increased rates;

         o litigation risks, including the outcome of the pending disputes with our Venetian Casino Resort construction manager and its subcontractors; and

         o general economic and business conditions which may impact levels of disposable income, consumer spending and pricing of hotel rooms.


         All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. We assume no obligation to update any forward-looking statements after the date of this prospectus as a result of new information, future events or developments, except as required by federal securities laws.

                              SELLING STOCKHOLDERS

         The proceeds from the sale of the common stock offered under this prospectus are solely for the account of the selling stockholders. We will not receive any of the proceeds from any sale of shares by the selling stockholders.

         The following table sets forth, for the selling stockholders as of February 1, 2005, the number of shares of common stock beneficially owned by each selling stockholder, and the number of shares that may be offered by each selling stockholder using this prospectus and each stockholder's percentage ownership of common stock assuming the sale of all of the shares offered hereby. A person is deemed to be a "beneficial owner" of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days.

         We do not know when or in what amounts the selling stockholders may offer shares for sale. The selling stockholders may not sell all or any of the shares offered by this prospectus. Consequently, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of the table below, we have assumed that, after completion of the offering, none of the shares covered by this prospectus as of the date of this prospectus will be held by the selling stockholders. Assuming the sale of all shares offered hereby and the exercise of all options for shares of common stock held by the selling stockholders, each of the selling stockholders will beneficially own zero or less than 1% of our common stock shares outstanding after this offering. In connection with the Company's initial public offering, all of the selling stockholders (other than one non-executive employee), holding 15,877,899 shares of common stock have agreed with the underwriters for our initial public offering not to dispose of or hedge any of their shares of common stock or securities convertible into or exchangeable for shares of common stock other than under our employee compensation plans and subject to certain other limited exceptions until June 12, 2005, except with the prior consent of Goldman, Sachs & Co. Goldman, Sachs & Co. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

         This prospectus may be amended or supplemented from time to time to add selling stockholders to or delete the names of selling stockholders from the following list or to otherwise amend or supplement the information in the table set forth below.

                                                           NUMBER OF SHARES       NUMBER OF SHARES
NAME                              TITLE                  BENEFICIALLY OWNED    THAT MAY BE OFFERED
----                              -----                  ------------------    -------------------
William P. Weidner(1)(2)    President and Chief                   3,597,827              3,597,827
                            Operating Officer

Irrevocable Trust of                                              2,655,007              2,655,007
William P. Weidner(3)

Bradley H. Stone(3)(4)(5)   Executive Vice President              2,760,888              2,760,888

The Stone Crest Trust(2)                                          1,928,737              1,928,737

Robert G. Goldstein(6)      Senior Vice President                 2,594,351              2,594,351

The Robert G. Goldstein                                             532,066                532,066
Grantor Retained Annuity
Trust(5)

Harry D. Miltenberger       Chief Accounting Officer,               266,033(7)             212,826
                            Vice President--Finance and
                            Secretary

Richard Heller              President/General Manager of          1,330,164              1,330,164
                            Sands Expo Center

Jack Braman                 Vice President--Information             266,033                266,033
                            Systems

Dan Raviv                   Special Assistant to the                931,115                931,115
                            Chairman of the Board

(1) This amount excludes 2,655,007 shares that Mr. Weidner transferred to the Irrevocable Trust of William P. Weidner and over which he has no voting or dispositive control.

(2) Mr. Weidner may be deemed to beneficially own the 1,928,737 shares held by The Stone Crest Trust as the trustee of the trust. Mr. Weidner has sole voting and dispositive control over the shares in the trust. Mr. Weidner disclaims such beneficial ownership and this prospectus shall not be deemed an admission that Mr. Weidner is a beneficial owner of such shares for purposes of the Securities Exchange Act of 1934.

(3) Mr. Stone may be deemed to beneficially own the 2,655,007 shares held by the Irrevocable Trust of William P. Weidner as the trustee of the trust. Mr. Stone shares voting and dispositive control over the shares in the trust with the protector of the trust, who is Mr. Weidner's wife, Lynn Hackerman Weidner. Mr. Stone disclaims such beneficial ownership, and this prospectus shall not be deemed an admission that Mr. Stone is a beneficial owner of such shares for purposes of the Securities Exchange Act of 1934.

(4) This amount excludes 1,928,737 shares that Mr. Stone transferred to The Stone Crest Trust and over which he has no voting or dispositive control.

(5) Mr. Stone may be deemed to beneficially own the 532,066 shares held by The Robert G. Goldstein Grantor Retained Annuity Trust as the trustee of the trust. Mr. Stone has voting and dispositive control over the shares in the trust. Mr. Stone disclaims such beneficial ownership and this prospectus shall not been deemed an admission that Mr. Stone is a beneficial owner of such shares for purposes of the Securities Exchange Act of 1934. Mr. Goldstein has the right to reacquire the shares in the trust at any time and therefore may be deemed to have beneficial ownership over such shares.

(6) This amount excludes 532,066 shares that Mr. Goldstein transferred to The Robert G. Goldstein Grantor Retained Annuity Trust. Mr. Goldstein has the right to reacquire the shares in the trust at any time and therefore may be deemed to have beneficial ownership over such shares.

(7) This amount includes options to purchase from our principal stockholder, Sheldon G. Adelson, 53,207 shares which are exercisable at any time.

MATERIAL RELATIONSHIPS WITH SELLING STOCKHOLDERS

         All of the selling stockholders are our employees, former employees or trusts created by such persons. The following sets forth certain material relationships we have had with the selling stockholders within the past three years.

REGISTRATION RIGHTS AGREEMENT

         Sheldon G. Adelson, each of the selling stockholders and certain other stockholders have entered into a registration rights agreement with us relating to the shares of common stock they hold. Subject to several exceptions, including our right to defer a demand registration under certain circumstances, Mr. Adelson and the trusts he established may require that we register for public resale under the Securities Act all shares of common stock they request be registered at any time following our initial public offering, subject to any restrictions in the lock up agreements with the underwriters. Mr. Adelson and the trusts may demand registrations so long as the securities being registered in each registration statement are reasonably expected to produce aggregate proceeds of $20 million or more. If we become eligible to register the sale of our securities on Form S 3 under the Securities Act, Mr. Adelson and the trusts have the right to require us to register the sale of the common stock held by them on Form S-3, subject to offering size and other restrictions.

         The stockholders other than Mr. Adelson and the trusts he established that are party to this agreement have been granted piggyback registration rights on any registration for the account of Mr. Adelson or the trusts that he established. If the registration requested by the Adelson entities is in the form of a firm commitment underwritten offering, and if the underwriters of the offering determine that the number of securities to be offered would jeopardize the success of the offering, the number of shares included in the offering shall be determined as follows:

         o first, the registrable securities of all of the stockholders and employees that are party to the registration rights agreement participating in the offering, pro rata among these holders based on the number of registrable securities that they hold;

         o second, any other securities of the company requested by other stockholders to be included in such registration, pro rata among these holders based on the number of registrable securities that they hold; and

         o        third, securities offered by us for our own account.

         In addition, the stockholders and employees that are party to this agreement and the trusts have been granted piggyback rights on any registration for our account or the account of another stockholder. If the underwriters in an underwritten offering determine that the number of securities offered in a piggyback registration would jeopardize the success of the offering, the number of shares included in the offering shall be determined as follows:

         o first, all of the securities to be offered by us, in the case of a registration initiated by us, or the stockholders who have requested the registration, in the case of a stockholder initiated registration;

         o second, registrable securities requested by the stockholders and employees that are party to the registration rights agreement to be included in the offering, pro rata among these holders based on the number of our securities that they hold; and

         o third, any of our other securities requested by us or our stockholders to be included in the offering.

         In connection with any registrations described above, we will indemnify the selling stockholders for certain liabilities under the Securities Act. Each selling stockholder under the Registration Rights Agreement (other than the Adelson entities) will bear its own fees, costs and expenses.

TAX INDEMNIFICATION

         In connection with the conversion of Las Vegas Sands, Inc. from a subchapter S corporation to a taxable "C" corporation for income tax purposes that occurred in connection with our initial public offering, Las Vegas Sands, Inc. entered into an indemnification agreement pursuant to which it agreed to:

         o make a payment to all of our stockholders who were stockholders of Las Vegas Sands, Inc. prior to the proposed conversion in an amount based on the taxable income of Las Vegas Sands, Inc. for fiscal 2004 and the highest aggregate effective marginal rate of federal, state and local income tax (or, if applicable, alternative minimum tax) to which any stockholder of Las Vegas Sands, Inc. immediately prior to the conversion was subject (but no such payment shall be required to be made to a stockholder to the extent that Las Vegas Sands, Inc. has made prior distributions to such stockholder with respect to the taxable income of Las Vegas Sands, Inc. for fiscal
         2004); and

         o indemnify those of our stockholders who were stockholders of Las Vegas Sands, Inc. immediately prior to the proposed conversion against certain tax liabilities incurred by these stockholders as a result of adjustments (pursuant to a determination by, or a settlement with, a taxing authority or court, or pursuant to the filing of an amended tax return) to the taxable income of Las Vegas Sands, Inc. with, respect to taxable periods during which Las Vegas Sands, Inc. was a subchapter S corporation for income tax purposes.

MANAGEMENT LOANS

         In April 2003, Las Vegas Sands, Inc. made loans to certain of its executive officers. Loans were made to Messrs. Weidner, Stone and Goldstein with amounts outstanding as of the repayment date of $336,551, $252,412 and $168,275, respectively. The loans bore interest at the greater of 4% per annum and an applicable short-term federal rate. The loans were to mature on the earlier of December 31, 2010, the date any public offering of Las Vegas Sands, Inc.'s shares commences pursuant to a registration statement or the date on which the borrower disposes of any of his shares of Las Vegas Sands, Inc.. In September 2004, each of Messrs. Weidner, Stone and Goldstein repaid their loans in full.

                              PLAN OF DISTRIBUTION

         The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be made at fixed prices, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may use any one or more of the following methods when selling shares:

         o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

         o        block transactions or crosses;

         o to underwriters for resale to the public or to institutional investors;

         o        directly to the public or institutional investors;

         o through brokers, dealers or agents to the public or to institutional investors;

         o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

         o an exchange distribution in accordance with the rules of the New York Stock Exchange;

         o        privately negotiated transactions;

         o        settlement of short sales;

         o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

         o        a combination of any such methods of sale; and

         o        any other method permitted pursuant to applicable law.


         In addition, the selling stockholders may also enter into hedging and/or monetization transactions. For example, the selling stockholders may:

         o enter into transactions with a broker-dealer or affiliate of a broker-dealer or other third party in connection with which that other party will become a selling stockholder and engage in short sales of our common stock under this prospectus, in which case the other party may use shares of our common stock received from the selling stockholders to close out any short positions;

         o sell short our common stock under this prospectus and use shares of our common stock held by the selling stockholders to close out any short position;

         o enter into options, forwards or other transactions that require the selling stockholders to deliver, in a transaction exempt from registration under the Securities Act, shares of our common stock to a broker-dealer or an affiliate of a broker-dealer or other third party who may then become a selling stockholder and publicly resell or otherwise transfer shares of our common stock under this prospectus;

         o loan or pledge shares of our common stock to a broker-dealer or affiliate of a broker-dealer or other third party who may then become a selling stockholder and sell the loaned shares or, in an event of default in the case of a pledge, become a selling stockholder and sell the pledged shares, under this prospectus; or

         o enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the selling stockholders or borrowed from the selling stockholders or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the selling stockholders in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post effective amendment).

         The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. There can be no assurance that the selling stockholders will not transfer, devise or gift, the shares of common stock by other means not described in this prospectus.

         If underwriters or broker-dealers are used in an offering, the common stock offered pursuant to this prospectus may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more such firms. Unless otherwise set forth in the prospectus supplement, the obligations of underwriters or broker-dealers to purchase any common stock offered will be subject to certain conditions precedent and the underwriters or broker-dealers will be obligated to purchase all the offered securities if any are purchased. Any public offering price and any discount or concessions allowed or reallowed or paid by underwriters or broker-dealers to other broker-dealers may be changed from time to time.

         The aggregate proceeds from the sale of the shares offered pursuant to this prospectus will be the purchase price of the shares less discounts and commissions, if any. The selling stockholders will be responsible for any underwriting discounts and commissions and/or agent's commissions in connection with their shares of our common stock sold through underwriters or broker-dealers. We will not receive any of the proceeds from the sale by the selling stockholders of their shares of our common stock covered by this prospectus.

         In order to comply with the securities laws of some states, if applicable, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in some states, the shares may not be sold unless they have been registered or qualified for sale or any exemption from registration or qualification requirements is available and is complied with.

         Any underwriters, broker-dealers or agents that participate in the sale of the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. As a result, any profits on the sale of the shares of common stock and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriters, broker-dealers or agents may be entitled, under agreements entered into with us or the selling stockholders, to indemnification against or contribution toward certain civil liabilities, including liabilities under the Securities Act. The terms of any indemnification provisions will be set forth in a prospectus supplement.

         Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The compensation of a particular broker-dealer may be in excess of customary commissions.

         Upon our being notified by a selling stockholder that any material arrangement has been entered into with an underwriter, broker-dealer or agent for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution, we will file a supplement to this prospectus, if one is required, under Rule 424(b) under the Securities Act. That supplement, if required, will disclose, to the extent applicable:

         o the name of each such selling stockholder and of the participating underwriter, broker-dealer or agent;

         o        the number of shares involved;

         o        the price at which those shares were sold;

         o        the commissions paid or discounts or concessions allowed; and

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         o        other facts material to the transaction.

         In addition, if required by the Securities Act, we will file a supplement to this prospectus upon being notified by a selling stockholder that any successor in interest that is entitled to sell shares using this prospectus intends to sell more than 500 shares of common stock.

         We cannot assure you that any of the selling stockholders will offer for sale or sell any or all of the common stock covered by this prospectus.







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                                  LEGAL MATTERS

         The validity of the shares of common stock offered under this prospectus will be passed upon for us by Lionel, Sawyer & Collins, Las Vegas, Nevada.


                                     EXPERTS

         The consolidated financial statements of Las Vegas Sands, Inc. as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 incorporated in this prospectus by reference from our Registration Statement on Form S-1 (No. 333-118827) have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.